UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                       Citizens South Banking Corporation
                       ----------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   176682 10 2
                                   -----------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


         |X|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP NO. 32020 V 100                 13G                      Page 2 of 5 Pages


1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES ONLY)
            Citizens South Bank
            Employee Stock Ownership Plan and Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                        (b) |X|
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
            North Carolina

        NUMBER OF          5   SOLE VOTING POWER
          SHARES                  248,349
       BENEFICIALLY
         OWNED BY          6   SHARED VOTING POWER
           EACH                   190,023
        REPORTING
       PERSON WITH         7    SOLE DISPOSITIVE POWER
                                  438,372

                           8    SHARED DISPOSITIVE POWER
                                  0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            438,372

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
                                                                            |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            5.9% of 7,432,044 shares of Common Stock outstanding as of December 31, 2004.

12       TYPE IN REPORTING PERSON*
            EP

CUSIP NO. 32020 V 100                 13G                      Page 3 of 5 Pages


Item 1
         (a)      Name of Issuer

                  Citizens South Banking Corporation

         (b)      Address of Issuer's Principal Executive Offices

                  245 West Main Avenue
                  Gastonia, North Carolina 28052

Item 2
         (a)      Name of Person Filing

                  Citizens South Bank
                  Employee Stock Ownership Plan Trust
                  Trustee: First Bankers Trust Services, Inc.

          (b)     Address of Principal Business Office

                  2321 Koch's Lane
                  Quincy, Illinois 62301

         (c)      Citizenship or Place of Organization

                  North Carolina

         (d)      Title of Class of Securities

                  Common Stock, par value $.01 per share

         (e)      CUSIP Number

                  176682 10 2

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b, or (c), check whether the person filing is a:

                           (f) : An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

Item 4.           Ownership

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a) Amount beneficially owned: 438,372.
                  (b) Percent of class: 5.9%.
                  (c) Number of shares as to which the person has:

CUSIP NO. 32020 V 100                 13G                      Page 4 of 5 Pages


                      (i)   Sole power to vote or to direct the vote: 248,349.
                      (ii)  Shared power to vote or to direct the vote: 190,023.
                      (iii) Sole power to dispose or to direct the disposition
                               of: 438,372.
                      (iv)  Shared power to dispose or to direct the disposition of: 0.

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable

Item 8.           Identification and Classification of Members of the Group

                           The  reporting  person is an employee  benefit plan
                  subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 9.           Notice of  Dissolution of Group

                  Not applicable

Item 10.          Certification

                           By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 32020 V 100                 13G                      Page 5 of 5 Pages




                                                               SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 4, 2005                        CITIZENS SOUTH BANK
                                              EMPLOYEE STOCK
                                              OWNERSHIP PLAN TRUST

                                              By: First Bankers Trust Services,
                                              Inc., Trustee



                                              /s/ Linda Shultz
                                              Name: Linda Shultz
                                              Title:  Trust Officer